EXHIBIT 11
CATERPILLAR INC. AND ITS SUBSIDIARIES COMPUTATIONS OF EARNINGS PER SHARE FOR THE YEARS ENDED DECEMBER 31, (Dollars in millions except per share data)
	2005	2004	2003

Profit for the period (A):	$2,854	$2,035	$1,099

Determination of shares (millions):
Weighted average number of common shares outstanding (B)	678.4	684.5	690.4
Shares issuable on exercise of stock options, net of shares assumed to be purchased out of proceeds at average market price	27.4	22.9	12.3
Average common shares outstanding for fully diluted computation (C)	705.8	707.4	702.7

Profit per share of common stock:
Assuming no dilution (A/B)	$4.21	$2.97	$1.59
Assuming full dilution (A/C)	$4.04	$2.88	$1.56

Shares outstanding as of December 31 (in millions)	670.9	685.9	687.5